                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                                       AND

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)

                                (FINAL AMENDMENT)

                        ABT BUILDING PRODUCTS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                            STRIPER ACQUISITION, INC.
                          LOUISIANA-PACIFIC CORPORATION
                                    (BIDDERS)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                  000782102
  (TITLE OF CLASS OF SECURITIES)           (CUSIP NUMBER OF CLASS OF SECURITIES)

                      ------------------------------------

                             GARY C. WILKERSON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                          LOUISIANA-PACIFIC CORPORATION
                              111 S.W. FIFTH AVENUE
                             PORTLAND, OREGON 97204
                                 (503) 221-0800

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                 ----------------------------------------------

                                   COPIES TO:

                            ROBERT A. PROFUSEK, ESQ.
                              MARK E. BETZEN, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

                                 SCHEDULE 14D-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP  NO.   000782102
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Striper Acquisition, Inc.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     a / /
                                                                           b /X/


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

              AF (See Item 4 below)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) or (f)                                 / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,529,815 common shares

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              98.6%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP  NO.   000782102
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louisiana-Pacific Corporation 93-0609074

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     a / /
                                                                           b /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

              WC; BK (See Item 4 below)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(e) or (f)                                 / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,529,815 common shares

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              98.6%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Final Amendment supplements and amends the Tender Offer Statement on Schedule 14D-1 and Schedule 13D filed with the Securities and Exchange Commission on January 25, 1999, as amended on February 8, 1999 and February 11, 1999 (the "Statement"), by Louisiana-Pacific Corporation, a Delaware corporation, and Striper Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ABT Building Products Corporation, a Delaware corporation, at $15.00 per Share, net to the seller in cash.

     Except as otherwise indicated herein, the information set forth in the statement remains unchanged, and each capitalized term used herein and not defined herein has the meaning ascribed to such term in the Statement.

ITEM 10. ADDITIONAL INFORMATION

     The response to Item 10(f) of the Statement is hereby supplemented and amended by adding the following:

          On February 24, 1999, Purchaser issued a press release announcing the completion and results of the Offer. A copy of the press release is filed as Exhibit (a)(9) hereto, and the information set forth therein is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 of the Statement is hereby supplemented and amended by adding the following exhibit:

     (a)(9) Press release issued by Purchaser on February 24, 1999, announcing the completion and results of the Offer.

                                    SIGNATURE


     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: February 24, 1999

                                STRIPER ACQUISITION, INC.

                                By: /s/ MARK A. SUWYN
                                    -------------------------------------------
                                    Name:    Mark A. Suwyn
                                    Title:   President



                                LOUISIANA-PACIFIC CORPORATION


                                By: /s/ GARY C. WILKERSON
                                    -------------------------------------------
                                    Name:    Gary C. Wilkerson
                                    Title:   Vice President and General Counsel

                                INDEX TO EXHIBITS


Exhibit
-------

(a)(9)      Press release issued by Purchaser on February 24, 1999 announcing the completion and results of the Offer............................
